UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

August 22, 2017

Gregory Shusterman
Chairman
Health Advance Inc.
685 Citadel Drive East, Suite 290
Colorado Springs, CO 80909

Re: Health Advance Inc.
Form 8-K Filed March 7, 2017
Form 10-Q for the Fiscal Quarter Ended April 30, 2017
Filed August 11, 2017
File No. 333-177122

Dear Mr. Shusterman:

We have reviewed your June 12, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2017 letter.

Form 8-K filed March 7, 2017

Item 1.01 License Agreement

1. It appears that the transaction with Micro Midtech Ltd. resulted in a change of control of your company for the purposes of Item 5.01 of Form 8-K. In this regard, we note that you issued Micro Midtech Ltd. 40 million shares of your common stock as consideration for entering into a license agreement and that Micro Midtech Ltd. appears to hold the largest ownership interest in your company following the transaction. If true, please amend your current report to provide the information required by Item 5.01 of Form 8-K, including clarification of Micro Midtech Ltd.'s ownership percentage in the company.

2. We note the Form 8-K filed on June 15, 2017, which states that the license agreement with Micro Midtech has been terminated. In the amended Form 8-K we seek in the above comment, please update your disclosures to clarify the status of the license agreement.

Form 10-Q for the Fiscal Quarter Ended April 30, 2017

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 10

3. We note your disclosure that there was a change of officers and that Dr. Muhammad Muktar, Ph.D. and Dr. Hauke Kolster, Ph.D. were appointed as officers. Please file a current report on Form 8-K disclosing the changes in officers consistent with Items 5.02 of Form 8-K, including the information required pursuant to Item 401 of Regulation S-K.

4. We also note that the company appointed Gregory Shusterman as director in April 2017 and Messrs. Mukhtar and Kolster as directors on June 6, 2017. Please file a current report on Form 8-K disclosing these events, consistent with Item 5.02 and, as applicable, Item 5.07. In doing so, please also clarify the disclosures that appear on the Form 8-K filed June 15, 2017, which states that Mr. Shusterman is not an officer, director or employee of yours.

Signatures, page 18

5. Gregory Shusterman, a director of yours, has signed your company's last two quarterly reports on Form 10-Q and has signed the certifications required by Exchange Act Rule 15d-14(a), filed as exhibits to both quarterly reports. Form 10-Q specifies that the form shall be signed by an officer and Rule 15d-14(a) requires the certifications to be signed by the company's chief executive officer and chief financial officer, or equivalent thereof. Please amend these reports and certifications so that they are signed by the appropriate officers of the company.

Please contact Danilo Castelli, Attorney Advisor at (202) 551-6521 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products